EXHIBIT 21
List of Subsidiaries of Altisource Portfolio Solutions S.A.
Effective as of the Date of the Separation

Jurisdiction of
Subsidiary* Name	Organization
Altisource Solutions S.à r.l.	Luxembourg
Altisource Asia Holdings, Ltd.	Mauritius
Altisource Business Solutions Private Limited	India
Altisource US Holdings, Inc.	Delaware
Nationwide Credit, Inc.	Georgia
Altisource Solutions, Inc.	Delaware
Altisource US Data, Inc.	Delaware
Altisource Fulfillment Operations, LLC	Florida
Premium Title Services, Inc.	Florida
Real Home Services and Solutions, Inc.	Florida
Western Progressive Trustee, LLC	Delaware
Portfolio Management Outsourcing Solutions, LLC	Florida
Altisource Outsourcing Solutions S.R.L (99.99% of	Uruguay
outstanding stock)
Altisource Holdings, LLC	Delaware
Altisource Outsourcing Solutions S.R.L.	Uruguay
(0.01% of outstanding stock)

*	Unless otherwise indicated, 100% of the ownership interests of each Subsidiary is owned by its parent company.